CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

June 15, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials, including those related to the annual general shareholders meeting of the Company as well as other material events the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

6/25

Enclosure

DISCLOSURE OF MATERIAL FACT

"INFORMATION CONCERNING RESOLUTIONS OF THE GENERAL SHAREHOLDERS' MEETING"

1. General information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for disclosure of information:	www.mosenergo.ru

2. Content of the disclosure

2.1. Type of the general meeting: annual

2.2. Form of the general meeting: Meeting (joint presence of the shareholders to discuss agenda items and to adopt resolutions on issues put to the vote).

2.3. Date and place of the general meeting: May 15, 2007, 3 Lenin Street, Dzerzhinsky, Moscow region.

2.4. Quorum of the general meeting: Pursuant to Article 58(1) of the Federal Law "On Joint-stock Companies", a general shareholders' meeting is valid (has a quorum) if the shareholders participating therein hold, in aggregate, more than one-half (50%+1) of the Company's outstanding voting shares (14,175,089,988 votes). At the start of the meeting, as per the ballots received two days before the date of the meeting, the shareholders and their authorized representatives, holding together 26,440,031,298 voting shares representing 93.26% of the total number of votes entitled to take part in the general shareholders' meeting, were registered. The meeting had a quorum.

The general shareholders' meeting of Open Joint Stock Company of Energy and Electrification "Mosenergo" was found legally qualified to take decisions.

2.5. Issues put to a vote and voting results:

1. Approval of the annual report and annual financial statements, including the Company's profit and loss account.

From the number of ballots received, the votes counted produced the following results:

"For"	99.42%
"Against"	0.00%
"Abstained"	0.01%

2. Distribution of profits (including dividends) and losses of the Company based on the results of the 2006 fiscal year.

From the number of ballots received, the votes counted produced the following results:

"For"	99.42%
"Against"	0.00%
"Abstained"	0.00%

3. Election of members of the Company's Board of Directors.

The election was conducted by cumulative voting. The votes counted produced the following results:

1. Andrei Igorevich Akimov	0.01%
2. Pyotr Nikolaevich Aksyonov	7.38%
3. Bogdan Vladimirovich Budzulyak	7.94%
4. Evgeny Nikolaevich Bykhanov	0.00%
5. Anatoly Anatolyevich Gavrilenko	7.94%
6. Valery Aleksandrovich Golubev	7.27%
7. Ilyas Shamilevich Zagretdinov	0.01%
8. Anatoly Yakovlevich Kopsov	8.39%
9. Andrei Nikolaevich Kravtsov	0.00%
10. Aleksei Anatolyevich Matveev	7.27%
11. Aleksandr Aleksandrovich Negomedzyanov	7.94%
12. Olga Petrovna Pavlova	7.27%
13. Mariya Nikolaevna Pichugina	0.01%
14. Ivan Sergeevich Poyarkov	0.00%
15. Remes Seppo Juha	0.02%
16. Sergei Yurievich Rumyantsev	0.03%
17. Wolfgang Skribot	7.27%
18. Kirill Gennadievich Seleznyov	7.27%
19. Pavel Stepanovich Smirnov	7.94%
20. Aleksandr Ivanovich Sobol	0.00%
21. Yuri Arkadievich Udaltsov	7.94%
22. Sergei Sergeevich Phil	7.94%
23. Dmitry Viktorovich Schtykov	0.00%
24. Sergei Viktorovich Yatsenko	0.00%
"AGAINST" all candidates	0.00%
"ABSTAINED" from voting on all candidates	0.01%

4. Election of members of the Company's Auditing Committee.

Shares held by members of the Company's Board of Directors or other persons holding positions in the Company's management bodies did not take part in voting during election of members of the Company's Audit Commission.

From the number of valid ballots received, the votes counted produced the following results:

	"For"(%)	"Against" (%)	"Abstained" (%)
1. Andrei Viktorovich Belobrov	99.00	0.09	0.01
2. Sergei Vyacheslavovich Vasilyev	0.77	8.07	90.15
3. Oleg Viktorovich Zabrodin	55.26	8.00	35.79
4. Rafael Vladimirovich Ishutin	98.80	0.19	0.02
5. Anatoly Nikolaevich Klyuchnikov	44.53	0.11	54.37
6. Vitaly Anatolievich Kovalev	43.90	0.67	54.38
7. Lyudmila Dmitrievna Kormushkina	54.58	8.57	35.82
8. Tatiana Aleksandrovna Prostokishina	0.13	8.66	90.16
9. Sergei Borisiovich Sidorov	54.56	8.68	35.80
10. Sergei Egorovich Fomichyov	43.81	0.77	54.38

5. Approval of the Company's external auditor.

From the number of valid ballots received, the votes counted produced the following results:

"For"	63.51%
"Against"	0.01%
"Abstained"	35.77%

6. Introduction of additions and amendments to the Company's Charter.

Resolution on this issue is adopted by a three-fourths' majority of votes of all holders of the Company's voting shares attending the general shareholders' meeting.

6.1. In Article 5, paragraph 3 of Clause 5.8 should be amended to read as follows:

"Shares acquired by the Company in accordance with this Clause shall not confer any voting rights and shall not be taken into account when the votes are counted, and no dividends shall be accrued thereon. Such shares shall be disposed of by decision of the Board of Directors at a price not lower than their market price within one year of their acquisition. Otherwise, the general shareholders' meeting shall take a decision to reduce the amount of the Company's charter capital through the redemption of such shares."

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.32%
"Against"	0.00%
"Abstained"	7.99%

6.2. In Article 5, Clause 5.9 should be deleted.

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.32%
"Against"	0.00%
"Abstained"	7.99%

6.3. In Article 6, sub-item 5 of Clause 6.2 should be amended to read as follows:

"5) the preemptive right to acquire additional shares and other securities convertible into shares placed by subscription pro rata to the number of their ordinary shares in instances provided for by the legislation of the Russian Federation."

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.34%
"Against"	0.00%
"Abstained"	7.97%

6.4. In Article 10, sub-item 18 of Clause 10.2 should be amended to read as follows:

"18) adoption of the resolution on participation in financial and industrial groups, associations and other unions of commercial organizations."

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.33%
"Against"	0.00%
"Abstained"	7.98%

6.5. In Article 10, Clause 10.5 should be supplemented with paragraphs 10 and 11 which should read as follows:

"- reduction of the Company's charter capital by decreasing the nominal value of shares;
- in other instances provided for by the Federal Law On Joint-stock Companies."

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.30%
"Against"	0.03%
"Abstained"	7.99%

6.6. In Article 13, Clause 13.3 should be amended to read as follows:

"13.3. A proposal to include any item in the agenda of the general shareholders' meeting shall specify the wording of each proposed issue; and a proposal on candidates shall specify the name and details of the identification document (series and/or number, date and place of its issuance) of each proposed candidate, and the name of the body for which such candidate is proposed to be elected."

From the number of valid ballots received, the votes counted produced the following results:

"For"	91.35%
"Against"	0.00%
"Abstained"	7.96%

6.7. In Article 14, sub-items 14.9.1 and 14.9.3 of Clause 14.9 should be deleted.

From the number of valid ballots received, the votes counted produced the following results:

"For"	91,32%

"Against" . 0,00%
"Abstained" 7,99%

6.8. In Article 14, sub-item 14.9.4 of Clause 14.9 should be amended to read as follows:
"14.9.4. Notification of an extraordinary general shareholders' meeting shall be given no later than seventy (70) days prior to the date of such meeting."
From the number of valid ballots received, the votes counted produced the following results:
"For" 91.35%
"Against" 0.00%
"Abstained" 7.96%

6.9. In Article 15, sub-item 6 of Clause 15.1 should be amended to read as follows:
"6) submission to the general shareholders' meeting of the issues specified in sub-items 2, 5, 7, 8 and 12-21 of Clause 10.2 of Article 10 of this Charter, as well as reduction of the Company's charter capital by decreasing the nominal value of shares."
From the number of valid ballots received, the votes counted produced the following results:
"For" 91.31%
"Against" 0.02%
"Abstained" 7.98%

6.10. In Article 15, sub-item 8 of Clause 15.1 should be amended to read as follows:
"8) approval of the decision to issue securities, prospectus, placement report, reports on the results of acquisition of shares from the Company's shareholders, reports on the results of redemption of shares, reports on the results of submission by the Company's shareholders of requests to repurchase their shares and reports on the results of repurchase of shares from the Company's shareholders, approval of the quarterly reports of the issuer of securities."
From the number of valid ballots received, the votes counted produced the following results:
"For" 91.34%
"Against" 0.00%
"Abstained" 7.97%

6.11. In Article 15, sub-item 12 of Clause 15.1 should be amended to read as follows:
"12) election of the General Director of the Company and early termination of his authority, including decision-making on the terms of the employment agreement with the General Director and on its early termination."
From the number of valid ballots received, the votes counted produced the following results:
"For" 91.34%
"Against" 0.00%
"Abstained" 7.97%

6.12. In Article 15, sub-item 44 of Clause 15.1 should be amended to read as follows:
"44) taking a decision to appoint the acting General Director of the Company, as well as imposition of disciplinary liability on him."
From the number of valid ballots received, the votes counted produced the following results:
"For" 91.35%
"Against" 0.00%
"Abstained" 7.96%

6.13. In Article 15, the following paragraph should be added to Clause 15.1:
66) determination of priority investment projects of the Company;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

6.14. In Article 15, the following sub-item should be added to Clause 15.1:
67) establishment of the procedure for utilization by the Company of funds from placement by the Company of additional shares by open or closed subscription;
From the number of valid ballots received, the votes counted produced the following results:

"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

6.15. In Article 15, the following sub-item should be added to Clause 15.1:

68) approval, amendment and cancellation of the Company's investment program/investment project;

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.58%
"Against" 35.76%
"Abstained" 7.97%

6.16. In Article 15, the following sub-item should be added to Clause 15.1:

69) establishment of the procedure for selection and approval of the general contractor in the interest of realization of the Company's investment program;

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

6.17. In Article 15, the following sub-item should be added to Clause 15.1 :

70) approval of an independent engineering expert (technical agent) in order to check the progress of realization of the Company's investment program and to prepare quarterly reports on the progress of realization of the Company's investment program, as well as making a decision on the execution, amendment and termination of an agreement with an independent engineering expert (technical agent);

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

6.18. In Article 15, the following sub-item should be added to Clause 15.1:

71) consideration of quarterly reports of an independent engineering expert (technical agent) on the progress of realization of the Company's investment program;

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.60%
"Against" 35.76%
"Abstained" 7.96%

6.19. In Article 15, the following sub-item should be added to Clause 15.1:

72) approval of the General Director's reports on the realization of the Company's investment program, as well as the form of the General Director's report;

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.60%
"Against" 35.76%
"Abstained" 7.96%

6.20. In Article 15, the following sub-item should be added to Clause 15.1:

73) determination of the Company's housing policy with respect to corporate assistance to the Company's employees in order to improve their living conditions in the form of subsidies, compensation for costs, interest-free loans and decision-making on the Company's assistance in instances when the procedure for rendering such assistance is not defined by the Company's housing policy.

From the number of valid ballots received, the votes counted produced the following results:

"For" 55.58%
"Against" 35.77%
"Abstained" 7.96%

6.21. In Article 18, the following paragraph should be added to Clause 18.9:

- submission to the general shareholders' meeting of the issue relating to approval of the annual report and annual financial statements, including the Company's profit and loss statement (profit and loss accounts) and the report on profit distribution, including payment (declaration) of dividends (with the

exception of profits distributed as dividends on the basis of results of the first quarter, six months and nine months of the fiscal year), as well as the report on the Company's losses based on the results of the fiscal year;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.60%
"Against" 35.76%
"Abstained" 7.96%
6.22. In Article 18, the following paragraph should be added to Clause 18.9:
- submission to the general shareholders' meeting of the issue relating to payment (declaration) of dividends on the basis of results of the first quarter, six months and nine months of the fiscal year;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.60%
"Against" 35.76%
"Abstained" 7.95%
6.23. In Article 18, the following paragraph should be added to Clause 18.9:
- recommendations concerning the amount of dividends on shares and their payment procedure;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.60%
"Against" 35.76%
"Abstained" 7.96%
6.24. In Article 18, the following paragraph should be added to Clause 18.9:
- determination of priority investment projects of the Company;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%
6.25. In Article 18, the following paragraph should be added to Clause 18.9:
- establishment of the procedure for utilization by the Company of funds from placement by the Company of additional shares by open or closed subscription;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%
6.26. In Article 18, the following paragraph should be added to Clause 18.9:
- approval, amendment and cancellation of the Company's investment program/investment project;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%
6.27. In Article 18, the following paragraph should be added to Clause 18.9:
- establishment of the procedure for selection and approval of the general contractor in the interest of realization of the Company's investment program;
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%
6.28. In Article 18, the following paragraph should be added to Clause 18.9:
- approval of an independent engineering expert (technical agent) in order to check the realization of the Company's investment program and to prepare quarterly reports on the progress of realization of the Company's investment program, making a decision on the execution, amendment and termination of the agreement with an independent engineering expert (technical agent);
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%

"Against" 35.76%
"Abstained" 7.96%

6.29. In Article 18, the following paragraph should be added to Clause 18.9:
- approval of the General Director's reports on the realization of the Company's investment program, as well as the form of the General Director's report."
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

6.30. In Article 18, Clause 18.10 should be amended to read as follows:
"18.10. The Board of Directors' decisions on matters specified in sub-items 28, 29, 33, 37, 38 and 47-49 of Clause 15.1 of Article 15 of this Charter shall be taken by a two-thirds majority vote of members of the Board of Directors attending the meeting."
From the number of valid ballots received, the votes counted produced the following results:
"For" 55.59%
"Against" 35.76%
"Abstained" 7.96%

7. Payment of remuneration and compensation to members of the Company's Board of Directors.
From the number of valid ballots received, the votes counted produced the following results:
"For" 99.24%
"Against" 0.04%
"Abstained" 0.03%

8. Payment of remuneration and compensation to members of the Company's Auditing Committee.
From the number of valid ballots received, the votes counted produced the following results:
"For" 99.25%
"Against" 0.04%
"Abstained" 0.02%

2.6. Wordings of resolutions adopted by the general meeting

On the 1st issue:

To approve the annual report and annual financial statements, including the Company's profit and loss account.

On the 2nd issue:

1. To approve the following distribution of the Company's profits (losses) on the basis of the results of the 2006 financial year (in thousand rubles)

Retained profit (loss) of the accounting period	1,523,725
Reserve fund	76,186
Accumulation	847,539
including for investments in 2006	159,027
including for investments in 2007	688,512
Payment of dividends	600,000
Repayment of losses of the previous years	-

2. To pay cash dividends on the Company's ordinary shares on the basis of the results of the 2006 financial year in the amount of 0.02116389 rubles per one ordinary share within 60 days from the date of the decision on their payment.

On the 3rd issue:

To elect the following members of the Company's Board of Directors:

1. Anatoly Yakovlevich Kopsov
2. Aleksandr Aleksandrovich Negomedzyanov
3. Pavel Stepanovich Smirnov
4. Bogdan Vladimirovich Budzulyak

5. Anatoly Anatolyevich Gavrilenko
6. Yuri Arkadievich Udaltsov
7. Sergei Sergeevich Phil
8. Pyotr Nikolaevich Aksyonov
9. Valery Aleksandrovich Golubev
10. Aleksei Anatolyevich Matveev
11. Olga Petrovna Pavlova
12. Kirill Gennadievich Seleznyov
13. Wolfgang Skribot

On the 4th issue:

To elect the following members of the Auditing Committee:

1. Andrei Viktorovich Belobrov
2. Rafael Vladimirovich Ishutin
3. Oleg Viktorovich Zabrodin
4. Lyudmila Dmitrievna Kormushkina
5. Sergei Borisiovich Sidorov

On the 5th issue:

To approve ZAO PricewaterhouseCoopers Audit as the Company's external auditor.

On the 6th issue:

To introduce the following additions and amendments to the Company's Charter:

In Article 5, paragraph 3 of Clause 5.8 should read as follows:

"Shares acquired by the Company in accordance with this Clause shall not confer any voting rights and shall not be taken into account when the votes are counted, and no dividends shall be accrued thereon. Such shares shall be disposed of by decision of the Board of Directors at a price not lower than their market price within one year of their acquisition. Otherwise, the general shareholders' meeting shall take a decision to reduce the amount of the Company's charter capital through the redemption of such shares."

In Article 5, Clause 5.9 should be deleted.

In Article 6, sub-item 5 of Clause 6.2 should be amended to read as follows:

"5) the preemptive right to acquire additional shares and other securities convertible into shares placed by subscription pro rata to the number of their ordinary shares in instances provided for by the legislation of the Russian Federation."

In Article 10, sub-item18 of Clause 10.2 should be amended to read as follows:

"18) adoption of the resolution on participation in financial and industrial groups, associations and other unions of commercial organizations."

In Article 10, Clause 10.5 should be supplemented with paragraphs 10 and 11 which should read as follows:

"- reduction of the Company's charter capital by decreasing the nominal value of shares;

- in other instances provided for by the Federal Law "On Joint-stock Companies."

In Article 13, Clause 13.3 should be amended to read as follows:

"13.3. A proposal on inclusion of any item in the agenda of the general shareholders' meeting shall specify the wording of each proposed issue; and a proposal on candidates shall specify the name and details of the identification document (series and/or number date and place of its issuance) of each proposed candidate, and the name of the body for which such candidate is proposed to be elected."

In Article 14, sub-items 14.9.1 and 14.9.3 of Clause 14.9 should be deleted.

In Article 14, sub-item 14.9.4 of Clause 14.9 should be amended to read as follows:

"14.9.4. Notification of an extraordinary general shareholders' meeting shall be given no later than seventy (70) days prior to the date of such meeting."

In Article 15, sub-item 6 of Clause 15.1 should be amended to read as follows:

"6) submission to the general shareholders' meeting of the issues specified in sub-items 2, 5, 7, 8 and 12-21 of Clause 10.2 of Article 10 of this Charter, as well as reduction of the Company's charter

capital by decreasing the nominal value of shares."

In Article 15, sub-item 8 of Clause 15.1 should be amended to read as follows:
"8) approval of the decision to issue securities, prospectus, placement reports, reports on the results of acquisition of shares from the Company's shareholders, reports on the results of redemption of shares, reports on the results of submission by the Company's shareholders of requests to repurchase their shares and reports on the results of repurchase of shares from the Company's shareholders, approval of the quarterly reports of the issuer of securities."
In Article 15, sub-item12 of Clause 15.1 should be amended to read as follows:
"12) election of the General Director of the Company and early termination of his authority, including decision-making on the terms of the employment agreement with the General Director and on its early termination."
In Article 15, sub-item 44 of Clause 15.1 should be amended to read as follows:
"44) taking a decision to appoint the acting General Director of the Company , as well as imposition of disciplinary liability on him."

On the 7th issue:
To pay remuneration and compensation to members of the Company's Board of Directors on the basis of the results of the year in accordance with the Regulation on Payment of Remuneration and Compensation to Members of the Board of Directors of OAO Mosenergo approved by the general shareholders' meeting on May 26, 2006.
On the 8th issue:
To pay remuneration and compensation to members of the Company's Auditing Committee on the basis of the results of the year in accordance with the Regulation on Payment of Remuneration and Compensation to Members of the Audit Commission of OAO Mosenergo approved by the general shareholders' meeting on May 30, 2002.

2.7. Date of preparation of the minutes of the general meeting:
May 25, 2007

3. Подпись

3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale**
______________ **A.A. Negomedzyanov**
(signature)
acting on the basis of Power of Attorney No. 12-07/001-3 of July 4, 2005
3.2. Date: May 25, 2007 [Seal]

INFORMATION ON PROCEEDS CALCULATED AND/OR PAID IN RESPECT OF THE ISSUER'S SECURITIES

1. General information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. The Issuer's unique code assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for disclosure of information:	www.mosenergo.ru

2. Content of the disclosure
2.1. Type, category (class), series and other identification signs of registered securities: registered uncertificated ordinary shares;
2.2. State registration number of the issue (additional issue) of securities, date of state registration: 1-01-00085-A of June 17, 2003;
2.3. State registration authority that registered the issue (additional issue) of securities: FCSM of Russia;
2.4. The Issuer's management body that made a decision to pay (declare) dividends on the Issuer's shares: The annual general shareholders' meeting of OAO "Mosenergo";
2.5. Date of the decision to pay (declare) dividends on the Issuer's shares: May 15, 2007;
2.6. Date of preparation of the minutes of the meeting of the Issuer's authorized management body at which the decision to pay (declare) dividends on the Issuer's shares was made: Minutes No. 1 dated May 25, 2007;
2.7. Total amount of dividends calculated in respect of the Issuer's shares of certain type (class), and the amount of dividends calculated per one share of certain type (class): Total amount of dividends calculated in respect of the Issuer's shares: 600,000,000 rubles; The amount of dividend calculated per one ordinary share: 0.02116389 rubles;
2.8. Form of payment of proceeds from the Issuer's securities: cash;
2.9. Date on which the obligation to pay proceeds from the Issuer's securities (dividends on shares), and if the obligation to pay proceeds from the securities must be fulfilled by the Issuer within a certain period of time – expiry date of such period: dividends on the Company's ordinary shares must be paid in cash within 60 days from the date of the decision on their payment;
2.10. Total amount of dividends paid in respect of the Issuer's shares of certain type (class): 0 rubles.

3. Signature
3.1. **First Deputy General Director on Financial and Economic Matters, Logistics and Sale** ______________ **A.A. Negomedzyanov** (signature) acting on the basis of Power of Attorney No. 12-07/001-3 of July 4, 2005

3.2. Date: May 25, 2007 [Seal]

2

Information about the facts of the Issuer's single transactions, the size of which or the value of assets under which constitute not less than 10 percent of the Issuer's assets as of the date of the transaction

1. General information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	*1027700302420*
1.5. Taxpayer Identification Number of the Issuer:	*7705035012*
1.6. The Issuer's unique code assigned by the registration authority:	*00085-A*
1.7. Web page address used by the Issuer for disclosure of information	*www.mosenergo.ru*

2. Content of the disclosure

2.1. Type and subject-matter of the transaction.

Type of the transaction: ***sale and purchase of securities;***

Subject-matter of the transaction: ***ordinary registered shares of OAO "Mosenergo" placed in accordance with the Decision on the Additional Issue of Securities registered with the FSFM of Russia on January 23, 2007 (amendments registered by the FSFM of Russia on May 15, 2007) (the "Shares"):***

State registration number: 1-01-00085-A-004D;

Nominal value: 1 (one) ruble per share;

Number of shares: 11 371 434 430 (eleven billion three hundred seventy one million four hundred thirty four thousand four hundred thirty) shares.

2.2. Content of the transaction, including civil law rights or obligations that the performance of the transaction is intended to establish, change or terminate. ***OAO "Mosenergo" (the "Issuer") shall transfer and OAO "Gazprom" (the "Acquirer") shall accept and pay for the ordinary registered shares of OAO "Mosenergo."***

2.3. Time limit for the performance of obligations under the transaction, parties and beneficiaries to the transaction, size of the transaction in monetary form and as a percentage of the value of the Issuer's assets.

Time limit for the performance of obligations under the transaction: ***The Acquirer shall pay the full amount under the Securities Sale and Purchase Agreement and transfer to the Issuer the original of the payment instruction regarding the transfer of monetary funds to the Issuer's account marked by the bank as accepted for the performance within 3 (three) business days staring from the date of signing the Agreement.***

The payment obligation in respect of the acquired Shares is deemed to be performed starting from the moment when the monetary funds reach the Issuer's account

The Issuer shall sign the transfer order and transfer it to the Registrar not later than 3 (three) business days after the monetary funds paid for the Shares reach the Issuer's bank account.

Parties and beneficiaries to the transaction: ***OAO "Mosenergo" (the "Issuer") and OAO "Gazprom" (the "Acquirer")***

Size of the transaction: ***60 041 173 790. 40 rubles or 64.2% of the balance sheet value of the assets***

2.4. Value of the Issuer's assets as of the end of the reporting period (quarter, year) preceding the

transaction (the date of signing the agreement) in respect of which the accounts were prepared in accordance with Russian laws: *93 514 754 000 rubles as of March 31, 2007*
2.5. Date of the transaction (date of entry into the Agreement): ***May 16, 2007***
2.6. Information about the approval of the transaction in the event such transaction is a major transaction or a transaction, in which the Issuer is an interested party:
2.6.1. Category of the transaction (major transaction; a transaction, in which the Issuer is an interested party; a major transaction which is at the same time a transaction, in which the Issuer is an interested party): ***an interested party transaction***
2.6.2. The Issuer's governing body that made a decision to approve the transaction: ***an extraordinary general meeting of shareholders of OAO "Mosenergo"***
2.6.3. Date of the decision to approve the transaction: ***December 20, 2006***
2.6.4. Date of preparation of the Minutes of the meeting of the Issuer's governing body which made a decision to approve the transaction: ***Minutes №2 dated December 20, 2006***

3. Signatures

3.1. First Deputy General Director on Financial and Economic Matters, Logistics and Sale ________ **A.A. Negomedzyanov**
acting on the basis of power of attorney No. 12-07/001-3 of July 4, 2005 (signature)
3.2. Date May 17, 2007 [seal]

3.3. Chief Accountant ________ **T.P. Dronova**
(signature)
3.4. Date May 17, 2007

2

Information about the facts of the Issuer's single transactions, the size of which or the value of assets under which constitute not less than 10 percent of the Issuer's assets as of the date of the transaction

1. General information	
1.1. Full corporate name of the Issuer:	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer:	OAO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information	***www.mosenergo.ru***

2. Content of the disclosure
2.1. Type and subject-matter of the transaction. Type of the transaction: ***sale and purchase of promissory notes;*** Subject-matter of the transaction: ***promissory notes issued by AB "Gazprombank" (ZAO) (the "Promissory Notes")*** 2.2. Content of the transaction, including civil law rights or obligations that the performance of the transaction is intended to establish, change or terminate. ***The Bank for Foreign Economic Activities of the USSR ("Vnesheconombank")(the "Seller") undertakes to transfer to OAO "Mosenergo" (the "Buyer") and the Buyer undertakes to accept and pay for the Promissory Notes.*** 2.3. Time limit for the performance of obligations under the transaction, parties and beneficiaries to the transaction, size of the transaction in monetary form and as a percentage of the value of the Issuer's assets. Time limit for the performance of obligations under the transaction: ***The Buyer undertakes to transfer to the Seller the monetary funds in the amount provided for by the transaction on May 30, 2007. On May 30, 2007, the Seller undertakes to transfer and the Buyer undertakes to accept the Promissory Notes endorsed in blank.*** Parties and beneficiaries to the transaction: ***OAO "Mosenergo" (the "Buyer") and Bank for Foreign Economic Activities of the USSR ("Vnesheconombank")(the "Seller")*** Size of the transaction: ***22 101 000 000.02 rubles or 23.63% of the balance sheet value of the assets*** 2.4. Value of the Issuer's assets as of the end of the reporting period (quarter, year) preceding the transaction (the date of signing the agreement) in respect of which the accounts were prepared in accordance with Russian laws: ***93 514 754 000 rubles as of March 31, 2007*** 2.5. Date of the transaction (date of entry into the Agreement): ***May 30, 2007*** 2.6. Information about the approval of the transaction in the event such transaction is a major transaction or a transaction, in which the Issuer is an interested party: ***The transaction is not a major transaction*** ***The transaction is not an interested party transaction***

3. Signatures		
3.1. First Deputy General Director on Financial and Economic Matters, Logistics and Sale acting on the basis of power of attorney No. 12-	______ (signature)	**A.A. Negomedzyanov**

[Moscow #84760 v2]

07/001-3 of July 4, 2005

3.2. Date: May 31, 2007 [seal]

3.3. **Chief Accountant** ______ (signature) **T.P. Dronova**

3.4. Date: May 31, 2007

END